Contact

480-203-0466 (Mobile)

www.linkedin.com/in/james-
tulin-02baaa98 (LinkedIn)
wefunder.com/oxfordhounds
(Company)

Top Skills

Product Development
Supply Chain Management
Merchandising

James Tulin

Founder & CEO Stratton & Ivy
Scottsdale, Arizona, United States

Summary

As former Founder & CEO of Oxford Hounds Inc. and current
Founder & CEO of Stratton & Ivy, I lead the development
of a modern premium apparel and accessories platform focused
on elevated product design, strategic merchandising, and global
sourcing.Oxford Hounds was founded around a commitment to
timeless product, exceptional craftsmanship, and thoughtfully
designed collections manufactured in Italy using premium materials
and world-class production partners. Stratton & Ivy expands
that vision through a broader platform approach integrating
creative product development, merchandising intelligence,
sourcing infrastructure, and scalable brand growth across apparel
and accessories.In addition to my work in fashion and product
development, I am also the Co-Founder of Helping Hounds Inc.,
a nonprofit organization dedicated to supporting and caring for
homeless and sheltered dogs.With more than 40 years of experience
in the men's fashion industry, I previously served as SVP, Director,
and Principal at Swank Inc., formerly a NASDAQ listed company
and one of the world's largest men's accessories companies.
Throughout my career, I've had the opportunity to collaborate with
globally recognized brands including Ralph Lauren, Tommy Hilfiger,
Guess, and Nautica, gaining extensive experience across product
development, sales, merchandising, sourcing, operations, logistics,
and executive leadership within a NASDAQ-listed organization.

Experience

Stratton & Ivy Inc.
Founder & Chief Executive Officer Stratton & Ivy
October 2025 - Present (10 months)
Scottsdale, AZ

Stratton & Ivy is a modern premium apparel and accessories platform focused
on elevated product development, strategic merchandising, and scalable
global sourcing. The company was created to integrate creative design,

coordinated assortments, and high-quality manufacturing into a unified lifestyle brand approach across apparel, accessories, and leather goods.

Built around decades of experience in product development, sales, and merchandising, Stratton & Ivy combines timeless styling with a disciplined approach to category expansion, sourcing infrastructure, and long-term brand growth. Current development includes performance polos, layering pieces, outerwear, belts, and coordinated accessories designed for both direct-to-consumer and strategic retail opportunities.

Oxford Hounds Inc.
Founder & Chief Executive Officer
January 2020 - December 2025 (6 years)
Scottsdale, AZ

Oxford Hounds is an Omni-focused men's luxury lifestyle apparel and accessories brand that crafts its products exclusively from superior world-class Italian materials and workmanship. Our Products are all creatively and passionately designed and manufactured in Italy with a keen eye toward providing our niche customers with timeless fashion and unrivaled quality.

Helping Hounds Inc
Co-Founder
January 2020 - December 2025 (6 years)
Scottsdale, Arizona

Helping Hounds Inc. is the non-profit 501 (c) (3) arm of Oxford Hounds Inc. established to address two specific causes.

The company supports through various funding measures animal organizations in an effort to provide needed resources to assist homeless and sheltered dogs find homes and a better way of life.

In addition, we support those gentlemen in need who are actively looking for employment by supplying them with the needed attire to present themselves in a manner that otherwise may be unaffordable.

Swank Inc.
SVP, Principal and Director
June 1974 - December 2012 (38 years 7 months)
New York, New York, United States

Swank was the largest men's accessories company in the world. The firm was a licensee of many well-known fashion brands such as Tommy Hilfiger, Ralph Lauren, Guess, Nautica, Tumi, and many others.

In addition, the company was also a key supplier of numerous private label programs to most of the major department stores throughout the US as well as to a host of international customers.

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Education

University of Denver
Bachelor's degree, Business Administration and Management

Blair Academy